

SE 17018018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2016 (MM/DD/YY) AND ENDING 6/30/2016 7 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmieri, Angnardo + Co., Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Buttercup Creek Blvd Unit 202

(No. and Street)

Cedar Park	TX	78613
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Angnardo 330-299-0999

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER A. Foley, CPA

(Name – *if individual, state last, first, middle name*)

771 Rte 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 19 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Palmieri, Angnardo & Co., Inc.

Report on Statement of Financial Condition

June 30, 2017

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, Douglas J. Palmieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmieri, Angnardo & Co. Inc., as of JUNE 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 22 day of August 2017

Signature

President

Title

Frances Illuminati

Notary Public

FRANCES ILLUMINATI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires April 8-2019



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

June 30, 2017

Table of Contents

Financial Statements

Management's Report on Internal Control Over Financial Reporting

Management of Palmieri, Angnardo & Co., Inc. is responsible for establishing and maintaining adequate *internal control over financial reporting*. The *firm's internal control over financial reporting* is a process designed under the supervision of the firm's principal executive, president, and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with US generally accepted accounting principles.

As of the end of the firm's 2016 fiscal year, management conducted an assessment of the effectiveness of the firm's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the firm's internal control over financial reporting as of June 30, 2017 was effective.

The firm's internal control over financial reporting as of June 30, 2017 has been audited by Peter A. Foley CPA, an independent registered public accounting firm, as stated in their report found in this report, which expresses an unqualified opinion on the effectiveness of the firm's internal control over financial reporting as of June 30, 2017.

Respectfully,



Douglas Palmieri
Palmieri, Angnardo & Co., Inc.

Exemption Report by Management from the Requirements of SEA Rule 15c3-3

Palmieri, Angnardo & Co., Inc. does not maintain custody of customer funds or securities and is exempt from the requirements of Rule 15c3-3 pursuant to SEC Rule 15c3-3(k)(2)(ii). All customer funds and securities are maintained at its Clearing Firm, RBC Capital Markets. Management acknowledges that the above supplemental information is a fair representation of its regulatory requirements for the entire fiscal year end June 30, 2017 without exception.

Management believes that the above supplemental information is fairly stated in all material respects. Management confirms that the methods of measurement used to determine exemption meets the reporting requirements of SEA Rule 15c3-3 and acknowledges it's responsibility to notify it's Independent Public Auditor if the Firm is no longer qualified to claim the exemption.

The firm's internal ability to claim an exemption from the requirements of SEA Rule 15c3-3 for the fiscal year end June 30, 2017 has been reviewed by Peter A. Foley CPA, an independent registered public accounting firm, as stated in their report found in this report, and agrees with the representations stated above as of June 30, 2017.

Respectfully,



Douglas Palmieri
Palmieri, Angnardo & Co., Inc.

Peter A. Foley CPA

CERTIFIED PUBLIC ACCOUNTANT
771 Hwy 34, Matawan, NJ 07747
Phone : (732) 290-9444 Fax: (732) 290-0521

Report of Independent Registered Public Accounting Firm

The Board of Directors of Palmieri, Angnardo & Co., Inc.

We have audited the accompanying statement of financial condition of Palmieri, Angnardo & Co., Inc. as of June 30, 2017, and related statements of income, changes in stockholder's equity, and cash flows for the year then ended based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Palmieri, Angnardo & Co., Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide

reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule *17a-5* of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmieri, Angnardo & Co., Inc., and the results of its operations and cash flows for the year ended June 30, 2017, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Palmieri, Angnardo & Co., Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in *Internal Control*- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



Peter A. Foley CPA
Matawan, NJ
August 21, 2017

Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

June 30, 2017

Assets		
Cash and cash equivalents	$	11,777
Receivables		
Brokers, Dealers, & Clearing Organizations		624
Others		-
Total Assets		12,401
Liabilities		
Payables		
Brokers & Dealers	$	240
Others		2,836
Total Liabilities		3,076
Stockholder's equity		
Common stock - no par value, 100 shares authorized		
100 shares issues and outstanding		11,145
Paid in capital		-
Retained earnings		(1,820)
Total stockholder's equity	$	9,325
Total Liabilities & Stockholder's Equity	$	12,401

See accompanying notes

Palmieri, Angnardo & Company, Inc.

Notes to Financial Statements
June 30, 2017

1. Organization and Nature of Business

Palmieri, Angnardo & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company is a State of Ohio Corporation.

2. Significant Accounting Policies

Basis of Presentation
The Company operates its business as an introducing broker using a clearing corporation as the "carrying broker". The carrying broker is responsible for all regulatory requirements for customer's accounts since customers of the introducing broker are considered the carrying broker's customers.

15c3-3 Exemption
The company operates under the exemptive provisions of the SEC reserve requirements for broker-dealers under Rule 15c3-3 (k)(2)(ii), since all customer transactions are cleared through **RBC Capital Markets** (another broker-dealer) on a fully disclosed basis.

Statements of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are held for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (or 8 to 1 of its net capital for 12 months after commencing business as a broker or dealer)(and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017, the Company had a net capital of $9,325 which was $4,325 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.33 to 1. [1]

---

1 The Firm had no commitments, contingencies or guarantees that would have an impact on its net capital computation or as a component of aggregate indebtedness. The Firm is not aware of any claim that might be asserted against it as of the opinion date.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2017 consist of the following:

	Receivable	Payable
Receivable from clearing organization	$ 624	$ 240

Peter A. Foley CPA

CERTIFIED PUBLIC ACCOUNTANT
771 Hwy 34, Matawan, NJ 07747
Phone : (732) 290-9444 Fax: (732) 290-0521

Supplementary Report of Independent Auditors on Exemption Report

During the audit of Palmieri, Angnardo & Co., Inc., we were able to obtain sufficient audit evidence to support the Company's exemption from the requirements of Rule 15c3-3 pursuant to SEC Rule 15c3-3(k)(2)(ii). Palmieri, Angnardo & Co., Inc. does not maintain custody of customer funds or securities and all customer funds and securities are maintained at its Clearing Firm, RBC Capital Markets.

The firm's internal ability to claim an exemption from the requirements of SEA Rule 15c3-3 for the fiscal year end June 30, 2017 has been fairly stated and adequately evidenced during the audit while performing the review and reconciliation of financial statements and accounts.

We have verified that the methods of measurement used to determine exemption meet the reporting requirements of SEA Rule 15c3-3, and are consistent with the representations made by Management as of June 30, 2017 and comply in form and content, and in all material aspects with the specified regulatory requirements.



Peter A. Foley CPA
Matawan, NJ
August 21, 2017